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                                                                     Exhibit 8.1

                      [Letterhead of Davis Polk & Wardwell]




                                                September 30, 1998


Comcast UK Cable Partners Limited
Clarendon House
2 Church Street West
Hamilton, HM11, Bermuda

Re: Agreement and Plan of Amalgamation among NTL Incorporated, NTL
       (Bermuda Limited) and Comcast UK Cable Partners Limited

Dear Sirs:

      We have acted as counsel for Comcast UK Cable Partners Limited, a Bermuda corporation ("PARTNERS") in connection with the proposed amalgamation (the "AMALGAMATION") of NTL (Bermuda) Limited, a Bermuda Corporation ("SUB") with Partners pursuant to an Agreement and Plan of Amalgamation among NTL Incorporated, a Delaware Corporation, Sub and Partners dated as of February 4, 1998 (the "AGREEMENT").

      In that connection, you have requested our opinion regarding certain federal income tax consequences of the Amalgamation. In providing our opinion, we have examined the Agreement, the Joint Proxy Statement/Prospectus filed by Partners with the Securities and Exchange Commission on September 30, 1998 (the "JOINT PROXY STATEMENT/PROSPECTUS") and such other documents as we have deemed necessary or appropriate for purposes of our opinion. In addition, we have assumed that the Amalgamation will be consummated in accordance with the provisions of the Agreement as described in the Joint Proxy Statement/Prospectus. Based on the foregoing, we hereby confirm the opinion set forth under the caption "THE AMALGAMATION -- Material Tax Consequences of the Amalgamation" in the Joint Proxy Statement/Prospectus.


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      Our opinion is based upon existing statutory, regulatory and judicial authority, any of which may be changed at any time with retroactive effect. In addition, our opinion is based solely on the documents that we have examined, which we have assumed will be true and complete as of the Effective Time. Our opinion cannot be relied upon if any of the facts pertinent to the Federal income tax treatment of the Amalgamation stated in such documents is, or later becomes, inaccurate. Finally, our opinion is limited to the tax matters specifically covered thereby, and we have not been asked to address, nor have we addressed, any other tax consequences of the Amalgamation or any other transaction.

      We are furnishing this opinion solely to you and your shareholders in connection with the transactions contemplated by the Agreement, and it is not to be relied upon, used, circulated, quoted, or otherwise referred to for any other purpose or by any other party without our prior written consent.

      We hereby consent to the use of our name under the captions "SUMMARY -- Material Tax Consequences of the Amalgamation", "THE AMALGAMATION -- Material Tax Consequences of the Amalgamation" and "LEGAL MATTERS" in the Joint Proxy Statement/Prospectus. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.


                                    Very truly yours,

                                    /s/ DAVIS POLK & WARDWELL












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